December 17, 2015

Christian Windsor
Special Counsel
Division of Corporate Finance
Securities and Exchange Commission
100 F. Street N.E.
Washington, D.C. 20549

RE:         Innovus Pharmaceuticals, Inc.
Registration Statement on Form S-1 (Filed on 9/11/15)
File No. 333-206890

Dear Christin Windsor,

Innovus Pharmaceuticals, Inc., hereby requests acceleration of effectiveness of the above referenced S-1 Registration Statement in accordance with Rule 461 under the Securities Act of 1933. We are requesting effectiveness as of 10:00 A.M. EST on Friday, December 18, 2015.

In conjunction with this request for acceleration of the effective date of the above referenced registration statement, we acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve us from our full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	we may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Additionally, the management of Innovus Pharmaceuticals, Inc. acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in our filings with the SEC. We understand that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings. We also understand that Innovus Pharmaceuticals, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

If you have any questions or need any information to grant effectiveness, please advise.

Please notify us upon effectiveness of the Registration by a telephone call to Ms. Jennifer Trowbridge at (858) 566-7010, or in her absence to Mr. Richard Weintraub at (858) 566-7010.

Thank you for your assistance.

Sincerely,

/s/ Bassam Damaj
Bassam Damaj, President